UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Y-MABS THERAPEUTICS, INC.

(Name of Subject Company)

Y-MABS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

984241109

(CUSIP Number of Class of Securities)

Michael Rossi

President and Chief Executive Officer

Y-mAbs Therapeutics, Inc.

202 Carnegie Center Drive

Suite 301

Princeton, New Jersey 08540
(646) 885-8505

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Divakar Gupta
Sarah K. Sellers
William Sorabella
William Roegge
Cooley LLP
55 Hudson Yards
New York, New
York 10001
(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 18, 2025, relating to the tender offer statement on Schedule TO filed with the SEC on August 18, 2025 by Perseus BidCo US, Inc., a Delaware corporation (“Parent”), and Yosemite Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of August 4, 2025 (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for purposes of Section 5.16 and Article 8 thereof, Stark International Lux, a Luxembourg société à responsabilité limitée (“Ultimate Parent”) to acquire all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”) at a price of $8.60 per Share in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, collectively the “Offer”). The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern time, on September 15, 2025, unless extended or earlier terminated as permitted by the Merger Agreement.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under the section titled “—U.S. Antitrust” in its entirety and replacing it with the following:

“Pursuant to the Merger Agreement, on August 15, 2025, a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC were made on behalf of Parent and Ultimate Parent as well as the Company. On August 29, 2025, the FTC granted a request for the early termination of the waiting period under the HSR Act, effective August 29, 2025 at 11:35 a.m. Eastern time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Y-MABS THERAPEUTICS, INC.

By:	/s/ Michael Rossi
Michael Rossi
President and Chief Executive Officer

Dated: September 2, 2025